Exhibit 99.2

Fuwei Films Announces the Completion of the Major Shareholders' Ownership Transfer and NASDAQ's Withdrawal of Its Delisting Notification

Companies: Fuwei Films (Holdings) Co., Ltd.
Press Release Source: Fuwei Films (Holdings) Co., Ltd. On Thursday May 19, 2011, 7:53 am EDT

BEIJING, May 19, 2011 /PRNewswire-Asia-FirstCall/ -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq:FFHL - News) ("Fuwei" or the "Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the Company received a second notification dated May 17, 2011 (the "Second Notification") from the Weifang State-Owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the "Administration Company") regarding the transfer of ownership of Fuwei stock previously controlled by the Company's major shareholders.

The Company previously announced the receipt of the first notification from the Administrative Company pursuant to which the former major shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu, and Mr. Zhixin Han.

As discussed in the Second Notification, Ms. Qing Liu and Mr. Zhixin Han have transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, the Company believes that 65.45% of its outstanding ordinary shares are controlled indirectly by the Administration Company.

In light of the completion of the major shareholders' ownership transfer, the Hearing Panel of the NASDAQ Stock Market LLC ("NASDAQ") issued a notification dated May 18, 2011, informing the Company that the staff's public interest concern deficiency of the Company has been cured, and that the Company is in compliance with all applicable listing standards. As a result, the scheduled hearing before the Hearings Panel has been cancelled, and the Company's ordinary shares will continue to be listed and trade on The Nasdaq Stock Market.

"We are pleased to announce the completion of the major shareholders' ownership transfer and the withdrawal of the delisting notification, which will allow the management to focus their efforts on the business of the Company," said Mr. Xiaoan He, Chairman and Chief Executive Officer of the Company. "In addition, the management expects that the new major shareholders will promote the continued growth and development of the Company as a Nasdaq-listed public company."

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ("Shandong Fuwei"). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Amy Gao
Investor Relations Manager
Phone: +86-10-6852-2612
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com